Exhibit 99.2

328 – 550 Burrard Street
Vancouver, BC V6C 2B5
P: 604-899-5450
F: 604-484-4710

News Release	No. 11-214
August 2, 2011

Platinum Group Metals Ltd. to Host Conference Call and
Webcast for $260 million Finance Mandate and Project
Update on August 2

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE:AMEX) (“Platinum Group” or the “Company”) will conduct a conference call and webcast in conjunction with today's press release. The conference call and webcast will begin today, Tuesday, August 2, 2011 at 9:00 am Pacific Standard Time / 12:00 pm Eastern Standard Time. Members the news media, investors and the general public are invited to access a live webcast of conference call via a link on the Platinum Group Metals Ltd.’s website www.platinumgroupmetals.net.

The event will be archived and available for replay.

Conference Call and Webcast

Date:	Tuesday August 2, 2011
Time:	9:00 am PST / 12:00 pm EST
Webcast:	www.platinumgroupmetals.net
Dial in:	1-888-882-9090 or 604-630-0213
Participant Code:	1538832

About Platinum Group Metals Ltd.

The Company is building a 275,000 ounce per year platinum group metal mine in South Africa. Platinum Group is based in Vancouver BC, Canada and Johannesburg, South Africa. Platinum Group has a management team in both Canada and South Africa, which have successful track records of more than 20 years each in exploration, mine discovery, mine construction and mine operations. The Company was formed in 2000 and amalgamated in 2002 and is focused on the development of platinum operations. Platinum Group’s main asset is a 74% interest in the WBJV Project 1 Platinum Mine where an initial construction budget of $100 million is in progress, including underground development.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones”

PLATINUM GROUP METALS LTD.	…2

For further information contact:
          R. Michael Jones, President
          or Kris Begic, Corporate Development
          Platinum Group Metals Ltd., Vancouver
          Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the New York Stock Exchange – AMEX have not reviewed and do not accept responsibility for the accuracy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the completion, terms or timing of any debt/financing for Project 1, the potential to increase the Company’s interest in certain of its projects, further exploration on the Company’s properties, the finalization of concentrate off-take agreements and the grant of the final Mining Authorization. In addition, the results of the feasibility study may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.